

18005994          ION

# ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

SEC
Mail Processing
Section

FEB 28 2018

Washington
DC
406

| SEC FILE NUMBER |
| --- |
| 8- *S2584* |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2017** AND ENDING **12/31/2017**

|  | MM/DD/YY |  | MM/DD/YY |
| --- | --- | --- | --- |

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Anderson LeNeave & Co.*

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

**6000 Fairview Road, Suite 625,**

(No. and Street)

| **Charlotte** | **NC** | **28210** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Greg LeNeave                                                                704-552-9212

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**Cherry Bekaert, LLC**

(Name – *if individual, state last, first, middle name*)

| **1111 Metropolitan Ave., Suite 1000** | **Charlotte** | **NC** | **28204** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

[✓] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
|  |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**



# OATH OR AFFIRMATION

I, __Gregory M. LeNeave__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Anderson LeNeave & Co.__ , as of __December 31__ , 20 __17__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____
Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**ANDERSON LENEAVE & CO.**

Financial Statements
As of and for the Years Ended
December 31, 2017 and 2016

**ANDERSON LENEAVE & CO.**

Contents


CPAs & Advisors

# Report of Independent Registered Public Accounting Firm

To the Stockholders of
Anderson LeNeave & Co.
Charlotte, North Carolina

## Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Anderson LeNeave & Co. (the "Company") as of December 31, 2017 and 2016 that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, in conformity with generally accepted accounting principles.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company's auditor since 2010.

*Cherry Bekaert LLP*

Raleigh, North Carolina
February 20, 2018

**ANDERSON LENEAVE & CO.**

Statements of Financial Condition

### Assets

|  | December 31, 2017 | | December 31, 2016 | |
|---|---|---|---|---|
| Cash and cash equivalents | $ | 184,037 | $ | 182,774 |
| Prepaid expenses and other assets | | 6,726 | | 6,682 |
| **Total assets** | $ | 190,763 | $ | 189,456 |

### Stockholders' Equity

|  | | | | |
|---|---|---|---|---|
| Common stock, no par value, 100,000 shares authorized, 10,000 shares issued and outstanding | | 81,066 | | 81,066 |
| Retained earnings | | 109,697 | | 108,390 |
| **Total stockholders' equity** | $ | 190,763 | $ | 189,456 |

The accompanying notes are an integral part of these statements.

**ANDERSON LENEAVE & CO.**

Notes to Financial Statements
December 31, 2017 and 2016

**Note 1 - Nature of operations**

Anderson LeNeave & Co. (the "Company"), a North Carolina corporation, is a full-service investment banking firm providing corporate finance services, including merger and acquisition advisory services and private financing placement and advisory services to middle market companies. The Company has elected to be registered as a broker-dealer, is a member of the Financial Industry Regulatory Authority (FINRA) and thus is subject to various rules and regulations promulgated by the Securities and Exchange Commission (SEC). Accordingly, the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America as applicable to brokers and dealers in securities.

**Note 2 - Summary of significant accounting policies**

**Cash equivalents**

For purposes of the statement of cash flows, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents.

**Accounts receivable**

Trade accounts receivable are stated less an allowance for doubtful accounts. Credit is extended to customers after an evaluation of the customer's financial condition, and generally collateral is not required. Management's determination of the allowance for doubtful accounts is based on an evaluation of the accounts receivable, past experience, current economic conditions, and other risks inherent in the accounts receivable portfolio. Trade accounts receivable are written-off when, in the opinion of management, such receivables are deemed to be uncollectible. No bad debt expense was incurred in 2017 and 2016. While management uses the best information available to make such evaluations, future adjustments to the allowance may be necessary if conditions differ substantially from the assumptions used in making the evaluations. The Company did not deem an allowance for doubtful accounts to be necessary as of December 31, 2017 and 2016.

**Property and equipment**

The Company capitalizes all major expenditures according to accounting principles generally accepted in the United States of America. The Company's policy is to expense fixed asset purchases under $5,000. Property and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. The depreciable life for furniture, fixtures and equipment is seven years. The depreciable life for computer hardware, software and phone system is five years.

**Use of estimates in the preparation of financial statements**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

**ANDERSON LENEAVE & CO.**

Notes to Financial Statements
December 31, 2017 and 2016

**Note 2 - Summary of significant accounting policies (continued)**

**Fee Revenue**

The Company's revenues are generated primarily through providing merger and acquisition and private financing placement-related advisory services. The Company receives non-refundable, upfront advisory fees in most transactions. Due to the extensive research and analysis performed for the client prior to the execution of a services agreement, the Company recognizes upfront advisory fees, typically representing less than 10% of the total expected revenue from a transaction, as revenue upon receipt. The Company receives transaction fees for completed transactions which are recorded as success fees on the accompanying statements of income.

The Company receives referral fees and a percentage of quarterly maintenance fees for referrals made to a customer, provided the referral enrolls in the customer's services. The Company is entitled to receive referral fees for as long as the referral remains enrolled in the customer's service. Referral fees are recognized when earned based upon the terms of signed agreements. Revenues from advisory fee arrangements are recognized in the period earned.

Other revenues relate primarily to billable transaction costs. Billable transaction costs include travel, other out-of-pocket expenses, reproduction and other transaction costs incurred by the Company that are billed to customers under the terms of agreements in place with those customers. These costs are expensed as incurred and billed in accordance with the agreed-upon terms.

**Advertising**

Advertising costs are expensed as incurred.

**Income taxes**

The Company has elected to be treated as an S Corporation for state and federal income tax purposes. As such, substantially all income of the Company is reported by the stockholder on his individual income tax returns. Accordingly, no provision for income taxes has been included in the accompanying financial statements. Management has evaluated the tax positions of the Company and it is the opinion of management that there are no uncertain tax positions that would be material to these financial statements. The Company did not incur any federal income tax expense in 2017 or 2016.

**Note 3 - Property and equipment**

Property and equipment at December 31, consists of the following:

|  | 2017 | 2016 |
|---|---|---|
| Computer equipment | $ 19,219 | $ 19,219 |
| Office furniture and equipment | 25,000 | 25,000 |
| Computer software | 3,711 | 3,711 |
| Total property and equipment, gross | 47,930 | 47,930 |
| Less: Accumulated depreciation | (47,930) | (47,930) |
| Total property and equipment, net | $ - | $ - |

**ANDERSON LENEAVE & CO.**

Notes to Financial Statements
December 31, 2017 and 2016

**Note 4 - Capital requirements**

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 further requires that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. The net capital and net capital ratio, which agree with our Focus Report as of December 31, were as follows:

|  | **2017** | **2016** |
|---|---|---|
| Net capital | $184,037 | $182,774 |
| Net capital ratio (ratio of indebtedness to capital) | Less than 1% | Less than 1% |

**Note 5 - Part I, Form X-17a-5:**

The most recent annual report of the Company is available for examination and copying at the office of the Company and at the Atlanta Regional Office of the Securities and Exchange Commission.

**Note 6 - Profit sharing plan**

Employees of the Company who are at least 21 years old and have completed one year of service are eligible to participate in the Anderson LeNeave & Co. Profit Sharing Plan (the Plan).

The Plan allows the Company to make discretionary contributions on behalf of eligible employees of up to 20% of each employee's compensation, subject to statutory limitations. The Company made discretionary contributions of $87,179 and $70,000 to the Plan for the years ended December 31, 2017 and 2016, respectively. Participants vest in their portion of employer contributions over a three-year period.

**Note 7 – Operating Lease**

The Company leases its office space under a 3-year non-cancelable operating lease, which expires October 31, 2019.

**ANDERSON LENEAVE & CO.**

Notes to Financial Statements
December 31, 2017 and 2016

**Note 7 - Operating lease (continued)**

Future minimum lease payments at December 31, 2017 are as follows:

| Year | Amount |
|------|--------|
| 2018 | $87,101 |
| 2019 | 74,309 |
| Total | $161,410 |

**Note 8 - Concentration of credit risk**

The Company places its cash and cash equivalents on deposit with a North Carolina financial institution. The balance at the financial institution is insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000. From time-to-time, the Company may have balances in excess of the FDIC insured limit.

**Note 9 – Subsequent Event**

The Company has evaluated subsequent events through February 20, 2018, in connection with the preparation of these financial statements which is the date the financial statements were available to be issued.